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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30725

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2004 (MM/DD/YY) AND ENDING 09/30/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Philip J. Greenblatt Securities, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.

1955 Raymond Drive - Suite #111

(No. and Street)

Northbrook	Illinois	60062
(City)	(State)	(Zip Code)

RECEIVED DEC 0 2 2005 PROCESSING SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip J. Greenblatt (847) 205-9666

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Philip M. Robbins & Associates

(Name – *if individual, state last, first, middle name*)

2970 Maria Avenue - Suite #221	Northbrook	Illinois	60062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JAN 0 3 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip J. Greenblatt swear(or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the of Philip J. Greenblatt Securities, Ltd., as of September 30 ,20 05 are true and correct. I further swear(or affirm) that neither the company nor any partner, proprietor, principal officer or director has proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

OFFICIAL SEAL
SHERI ANN GREENBLATT
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-22-2008

This report** contains (check all applicable boxes):

	X	(a)	Facing page.
	X	(b)	Statement of Financial Condition.
	X	(c)	Statement of Income(Lose).
	X	(d)	Statement of Changes in Financial Condition.
	X	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
	X	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
	X	(g)	Computation of Net Capital.
	X	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(2)		(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
	X	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(1)		(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
	X	(l)	An Oath or Affirmation.
(1)		(m)	A copy of the SIPC Supplemental Report.
(1)		(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

(1) Not Applicable

(2) Exempt

PHILIP J. GREENBLATT SECURITIES, LTD.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2005
PURSUANT TO RULE 17a-5(d) UNDER THE
SECURITIES EXCHANGE ACT OF 1934

B3

Philip M. Robbins & Associates
Certified Public Accountants

PHILIP J. GREENBLATT SECURITIES, LTD.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2005

Philip M. Robbins & Associates
Certified Public Accountants

PHILIP J. GREENBLATT SECURITIES, LTD.
FINANCIAL STATEMENTS
SEPTEMBER 30, 2005

INDEX

PHILIP M. ROBBINS & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

2970 Maria • Suite 221 • Northbrook, Illinois 60062 • (847)291-9696 • (847)291-0135 fax

AUDITORS REPORT

November 17, 2005

To The Sole Shareholder
Philip J. Greenblatt Securities, Ltd.

We have audited the accompanying statement of financial condition of Philip J. Greenblatt Securities, Ltd., as of September 30, 2005 and the related statement of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Philip J. Greenblatt Securities, Ltd. as of September 30, 2005 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountant

PHILIP J. GREENBLATT SECURITIES, LTD.

STATEMENT OF FINANCIAL CONDITION

AS OF SEPTEMBER 30, 2005

ASSETS

CURRENT ASSETS:				
Cash in Bank	$	49,116		
Cash in Bank Savings Account		543		
Commissions Receivable		1,871		
Refundable Corporate Income Taxes		2,057		
TOTAL CURRENT ASSETS			$	53,587
OTHER ASSETS:				
Organization Costs		300		
Less: Accumulated Amortization		(300)		
Investment in Marketable Securities - At Cost		18,900		
TOTAL OTHER ASSETS				18,900
TOTAL ASSETS			$	72,487

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:				
Accounts Payable	$	842		
TOTAL CURRENT LIABILITIES			$	842
STOCKHOLDER'S EQUITY				
Common Stock, No Par Value 1,000 Shares Authorized and 100 Shares Issued and Outstanding, at stated value	$	1,000		
Retained Earnings		70,645		
TOTAL STOCKHOLDER'S EQUITY				71,645
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY			$	72,487

The accompanying notes are an integral part of this statement

PHILIP J. GREENBLATT SECURITIES, LTD.
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2005

Revenue:		
Commissions	$ 122,435	
Interest Income	809	
Total Revenue		$ 123,244
Less: Commission refunds		(3,348)
Net Revenue		119,896
Expenses:		
Bank charges	$ 97	
Dues and regulatory fees	2,575	
Franchise tax	100	
Legal and accounting fees	1,200	
Management fees	17,863	
Meals and entertainment	568	
Office expenses	11,909	
Payroll taxes	3,596	
Pension plan contribution	8,125	
Professional fees	412	
Rent	24,124	
Salaries - Officer	47,000	
Travel expenses	1,436	
Total Expenses		119,005
Income Before Income Taxes		891
Federal and State Income Taxes:		200
Net Income		$ 691

The accompanying notes are an integral part of this statement

PHILIP J. GREENBLATT SECURITIES, LTD.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2005

	Common Stock	Retained Earnings	Total
Balance - Beginning	$ 1,000	$ 69,954	$ 70,954
Net Income	-0-	691	691
Balance - Ending	$ 1,000	$ 70,645	$ 71,645

The accompanying notes are an integral part of this statement

PHILIP J. GREENBLATT SECURITIES, LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2005

Cash Flows From Operating Activities:				
Net Income\(Loss)	$	691		
(Increase)/Decrease in Refundable Corporate Income Taxes		200		
(Increase)/Decrease in Commissions Receivable		(1,872)		
Increase\(Decrease) inWhole Dollar Rounding		1		
Increase\(Decrease) in Accounts Payable		842		
Net Cash Provided By Operating Activities and Net Increase in Cash			$	(138)
Cash Flows From Investing Activities:				
Purchase of Nonmarketable Securities		0		
Net Cash Provided By (Used For) Investing Activities				0
Net Increase\(Decrease) in Cash				(138)
Cash at Beginning of Year				49,797
Cash At End of Year			$	49,659

Supplemental Disclosures Of Cash Flow Information:
Cash Paid During The Year For Taxes $ -0-

The accompanying notes are an integral part of this statement

PHILIP J. GREENBLATT SECURITIES, LTD.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2005

(1) Nature of Business

Philip J. Greenblatt Securities, Ltd., the "Company" acts as agent for customers with respect to the purchase, sale and redemption of redeemable shares of registered investment companies and limited partnerships. In June, 2002, the "Company" became registered as a Municipal Securities Dealer with the MSRB in order to sell Section 529 College Savings Plans and has limited their municipal sales activities to the sale of Section 529 College Savings Plans.

(2) Summary of Significant Accounting Policies

Change in Accounting Method

Commencing in the year ending September 30, 2005, the Company has adopted the Accrual Method of Accounting in contrast to the Cash Method used since its date of inception. Although this is inconsistent with prior years, it has been determined that the net effect is immaterial.

Income Recognition

Commissions earned on sales of shares of registered investment companies and limited partnerships offerings are recognized on the transaction date as earned.

Money Market Fund Investment

At September 30, 2005, the Money Market Fund investments are at a commercial bank and being carried at market value. Therefore,haircuts are not required .

Investment In Marketable Securities

The Company participated in two phases of a private placement, by the National Association Of Securities Dealers, Inc., purchasing 1,500 shares of The NASDAQ Stock Market, Inc. for a total of $18,900. This investment is being carried at cost without adjustments.

Date Purchased	Number Of Shares	Cost
April , 2000	300	$3,300.00
December, 2000	1,200	$15,600.00
Totals	1,500	$18,900.00

However, at September 30, 2005, the market value was $ 30,025.00 resulting in an unrealized gain of $19,125.00.

(3) Related Party Transactions

Philip J. Greenblatt,C.P.A.,Ltd.,a wholly-owned company of the Company's sole shareholder, advanced funds and paid for administrative overhead expenses of the Company for which it has been reimbursed.

(4) Net Capital Requirements

Pursuant to Rule 15c4-1 of the Securities and Exchange Commission, the Company is required to maintain net capital as defined under such Rule. After its first year of operations, the Company must maintain "net capital" equal to the greater of $5,000 or 6-2/3% of "aggregate indebtedness" as these terms are defined.

Net capital changes from day-to-day, but at September 30, 2005, the Company had net capital and net capital requirements of approximately $79,095 and $5,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.

PHILIP J. GREENBLATT SECURITIES, LTD.

SUPPLEMENTARY SCHEDULES

SEPTEMBER 30, 2005

EXEMPTIVE PROVISION UNDER RULE 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which exemption is based (check one only)

A. (k) (1) --- $2,500 capital category as per Rule 15c3-1	
B. (k) (2)(A) --- "Special Account for the Exclusive Benefit of customers" maintained	X
C. (k) (2)(B) --- All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm ______	
D. (k) (3) --- Exempted by order of the Commission	

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 71,645
2.	Deduct ownership equity not allowable for Net Capital			
3.	Total ownership equity qualified for Net Capital			71,645
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0
	B. Other (deductions) or allowable credits (List)			0
5.	Total capital and allowable subordinated liabilities			$ 71,645
6.	Deductions and/or charges			
	A. Total nonallowable assets from Statement of Financial Condition		$ 1,872	
	B. Secured demand note deficiency			
	C. Commodity futures contracts and spot commodities - proprietary capital changes			
	D. Other deductions and/or charges	- Refundable Income taxes	2,057	
		-Unrealized Loss on Marketable Securities held for Investment	0	
		- Deferred Income taxes Computed as a Result of the Calutlation of an Unrealized Gain on Marketable Securities held for Investment	2,043	(5,972)
7.	Other (additions) or allowable credits (List)			
	Whole Dollar Rounding		1	
	-Unrealized Gain on Marketable Securities held for Investment		19,125	19,126
8.	Net capital before haircuts on securities positions			$ 84,799
9.	Haircuts on securities(computed, where applicable, pursuant to 15c3-1:			
	A. Contractual securities commitments		$	
	B. Subordinated securities borrowings			
	C. Trading and investment securities			
	1. Exempted securities			
	2. Debt securities			
	3. Options			
	4. Other securities		5,704	
	D. Undue Concentration			
	E. Other (List) -			(5,704)
10.	Net Capital			$ 79,095

See Auditor's Report

PHILIP J. GREENBLATT SECURITIES, LTD.
FOR THE YEAR ENDED SEPTEMBER 30, 2005

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required(6-2/3% of line 19)	56
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000
13.	Net capital requirement(greater of line 10 or 12)	5,000
14.	Excess net capital (line 10 less 13)	74,095
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	79,011

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		$	842
17. Add:			
A. Drafts for immediate credit			
B. Market value of securities borrowed for which no equivalent value is paid or credited			
C. Other unrecorded amounts (List)			
19. Total aggregate indebtedness			842
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)		%	1.06%

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Balance, October 1, 2004	$	-0-
Balance, September 30, 2005	$	0

See Auditor's Report

PHILIP J. GREENBLATT SECURITIES, LTD.
RECONCILIATION OF THE AUDITED COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
WITH THE CORRESPONDING UNAUDITED COMPUTATION
FOR THE YEAR ENDED SEPTEMBER 30, 2005

Net capital as reported in the Company's corresponding unaudited FOCUS-Part IIA filing	$	79,095	
Net capital as per computation herein		79,095	(1)
No Difference in Net Capital	$	-0-	

Statement Pursuant to Rule 17a-5(d)(4)

There are no material differences between the computation of net capital contained herein and the corresponding computation prepared by the Company and included in the unaudited Part IIA Focus Report as of the same date.

(1) See Page 10 of this Report for Reconciliation of Net Capital per Audited Financial Statements and Unaudited Focus -Part IIA.

See Auditor's Report

PHILIP M. ROBBINS & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

2970 Maria • Suite 221 • Northbrook, Illinois 60062 • (847)291-9696 • (847)291-0135 fax

CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY
REPORT ON INTERNAL CONTROL

November 17, 2005

To the Sole Director
Philip J. Greenblatt Securities, Ltd.

We have examined the financial statements of Philip J. Greenblatt Securities, Ltd., (the Company) for the year ended September 30, 2005 and have issued our report thereon dated November 17, 2005. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 under the Securities Exchange Act of 1934. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practices followed by the Company (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(11); (ii) in making the quarterly securities examinations, counts verifications and comparisons; and the recordation of differences required by Rule 17a-13; (iii) in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System; (iv) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and (v) in complying with the conditions for exemption from Rule 15c3-3. Rule 12a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weaknesses existing at the date of our examination would be disclosed. The purpose of our study and evaluation was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements, to provide a basis for reporting material weaknesses in internal accounting control under Rule 17a-5, and with respect to Rule 15c3-3, to provide reasonable assurance of compliance, in all material respects, with the possession and control requirements of that Rule. Our study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

Philip J.Greenblatt Securities, Ltd.

As part of the study and evaluation required by Rule 12a-5, we reviewed the description of the procedures required to be maintained by Philip J. Greenblatt Securities, Ltd. for obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers to determine if those procedures would provide reasonable assurance of compliance in all material respects with the possession or control requirements of Rule 15c3-3.

The management of Philip J. Greenblatt Securities, Ltd. is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgement by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that the assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system of internal accounting control to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation made for the purpose described in the first paragraph above would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Philip J. Greenblatt Securities, Ltd. taken as a whole. Our study and evaluation disclosed no condition that we believed to be a material weakness.

Our review of the description of the procedures required to be maintained for obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers for the year ended September 30, 2005, was made for the purposes set forth in the second paragraph above. In our opinion, the procedures appear to provide reasonable assurance of compliance in all material respects with the possession or control requirements of Rule 15c3-3.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Certified Public Accountant